Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

June 17, 2025

Kathleen Krebs and Jan Woo
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Registration Statement on Form S-1 Filed May 7, 2025 File No. 333-287013

Dear Ms. Krebs and Ms. Woo:

On behalf of our client, Nature’s Miracle Holding Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 3, 2025 (the “Staff’s Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form S-1
Business, page 58

1.	We note the disclosure you provided in response to prior comments 4 and 5 with respect to your investment agreement with Future Tech Incorporated. Please expand your disclosure to provide all the material terms of the agreement. For example, disclose the specific closing conditions that must be met and the extent to which the conditions have been met. In this regard, you disclose that you have received “initial approval of 50W facility from First Energy Corp of which 2.7MW has been built.” Clarify that the Electricity Supply and Purchase Agreement condition requires that Future Tech have the Electricity Sales and Purchase Agreement executed with Champion Energy Service LLC with electricity supply of up to 50MW at a cost not exceeding $0.06 per KWh. Clarify the extent to which the initial approval from Energy Corp meets this condition. Disclose that the Business Property Lease condition requires Future Tech to enter into a 10-year lease with the option to purchase the Site with Railroad Stryker Holdings LLC. Disclose whether this condition has been met and the location of the site. Disclose whether the remaining amount due can be paid in either cash or stock. In addition, clarify what constitutes a fully complete 50 MW bitcoin mining center for the estimated total cost of $10 million. As one example, clarify whether this includes providing the cooling system and buying and maintaining the mining servers.

Response: The disclosure on page 58 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Kathleen Krebs and Jan Woo June 17, 2025 Page 2

2.	We note the disclosure you provided in response to prior comments 4 and 7 with respect to your expansion into the electric vehicle distribution business. You indicate that you have entered into agreements with ZO Motors North America LLC to purchase ten ZM 8 Trucks. The firm order agreement with ZO Motors North America that you filed as Exhibit 10.39 indicates that you are purchasing five of such trucks and that the company is not authorized to act as a dealer, reseller, or similar, of ZO Motors North America. Please clarify your disclosure. In addition, disclose the material terms of your distribution agreements in Latin America that you reference in your disclosure and in your January 23, 2025 press release. To the extent material, file the agreements as exhibits.

Response: The disclosure on page 58 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. A second firm order agreement that was omitted from the prior amendment relating to an additional five ZM 8 trucks is being filed with the Amended Registration Statement as Exhibit 10.40. The Company does not believe that the purchase order for the distribution of electric vehicles is material because the Company has not yet received a letter of credit from a buyer, which is a condition precedent to effecting a sale.

Selling Stockholders, page 86

3.	Please complete the selling stockholder table. In this regard,

●	Identify all selling stockholders. You may not indicate that a selling stockholder is to be determined (“TBD”).

●	Disclose the number of shares being offered by the selling stockholder in the table itself.

Response: The disclosure on page 86 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Kathleen Krebs and Jan Woo June 17, 2025 Page 3

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: James Li